UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 36)*

Teléfonos de México, S.A.B. de C.V. (the “Issuer”)

(Name of Issuer)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”)

American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”)

(Title of Class of Securities)

879403780 for L Share ADSs1

879403400 for A Share ADSs2

(CUSIP Number)

Rafael Robles Miaja

Galicia y Robles, S.C.

Boulevard Manuel Avila Camacho 24

Torre del Bosque

Piso 7

Colonia: Lomas de Chapultepec

México, D.F. 11000, México

(5255) 5540-9225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 24)

_________________________

1       CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares, since such shares are not traded in the United States.

2       CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares, since such shares are not traded in the United States.

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 2 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,000 A Shares and 200,000 L Shares (See Item 5)
	8	SHARED VOTING POWER 92,610,376 A Shares and 9,120,263,580 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 80,000 A Shares and 200,000 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 92,690,376 A Shares and 9,120,263,580 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,690,376 A Shares and 9,120,463,580 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% of A Shares and 60.15% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 3 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,264 L Shares (See Item 5)
	8	SHARED VOTING POWER 92,610,376 A Shares and 9,120,263,580 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 16,264 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 92,610,376 A Shares and 9,120,263,580 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,610,376 A Shares and 9,120,279,844 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5 % of A Shares and 60.15% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 4 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,264 L Shares (See Item 5)
	8	SHARED VOTING POWER 92,610,376 A Shares and 9,120,263,580 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 16,264 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 92,610,376 A Shares and 9,120,263,580 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,610,376 A Shares and 9,120,279,844 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% of A Shares and 60.15% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 5 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,048,538 L Shares (See Item 5)
	8	SHARED VOTING POWER 92,610,376 A Shares and 9,120,263,580 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,048,538 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 92,610,376 A Shares and 9,120,263,580 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,610,376 A Shares and 9,121,312,118 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% of A Shares and 60.16% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 6 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,268 L Shares (See Item 5)
	8	SHARED VOTING POWER 92,610,376 A Shares and 9,120,263,580 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 16,268 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 92,610,376 A Shares and 9,120,263,580 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,610,376 A Shares and 9,120,279,848 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% of A Shares and 60.15% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 7 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,116,268 L Shares (See Item 5)
	8	SHARED VOTING POWER 92,610,376 A Shares and 9,120,263,580 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,116,268 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 92,610,376 A Shares and 9,120,263,580 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,610,376 A Shares and 9,123,379,848 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% of A Shares and 60.17% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 8 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,375,522 L Shares (See Item 5)
	8	SHARED VOTING POWER 92,610,376 A Shares and 9,120,263,580 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,375,522 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 92,610,376 A Shares and 9,120,263,580 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,610,376 A Shares and 9,121,639,102 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% of A Shares and 60.16% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 9 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carso Global Telecom, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 91,994,660 A Shares and 8,968,990,868 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 91,994,660 A Shares and 8,968,990,868 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 8,968,990,868 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% of A Shares and 59.51% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 10 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Financiero Inbursa, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC and AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 615,716 A Shares and 151,272,712 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 615,716 A Shares and 151,272,712 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 615,716 A Shares and 151,272,712 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of A Shares and 1.00% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 11 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0008 (the “Telmex Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,600 A Shares and 225,245,840 L Shares (See Item 5)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 49,600 A Shares and 225,245,840 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,600 A Shares and 225,245,840 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 1.49% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 12 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0395 (the “Telnor Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,770,000 L Shares (See Item 5)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,770,000 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,770,000 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 13 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Telmex, A.C. (“Fundación Telmex”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,138,700 L Shares (See Item 5)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 44,138,700 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,138,700 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.29% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 14 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Carso, A.C. (“Fundación Carso”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,500,000 L Shares (See Item 5)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 22,500,000 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 15 of 24

Item 1.	Security and Issuer.

This Amendment No. 36 (the “Thirty-Sixth Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”), as subsequently amended, by the Reporting Persons (as defined below), with respect to the L Shares and A Shares of Teléfonos de México, S.A.B. de C.V. (the “Issuer”). Capitalized terms used but not otherwise defined in this Thirty-Sixth Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds required to purchase the 4,639,500 L Shares purchased by GFI through subsidiaries it controls since September 24, 2007 was U.S. $7,964,649. The funds used to purchase these shares were obtained from the working capital of GFI.

Item 4.	Purpose of Transaction.

In addition to the information previously disclosed by the Reporting Persons in the Schedule 13D, as amended, the Reporting Persons disclose the following recent transaction:

Spin-off

On December 21, 2007, the shareholders of the Issuer approved the division of the Issuer and the establishment of a new independent company called Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”). The Issuer refers to this transaction as the “Spin-off.” Telmex Internacional will be a holding company focused on international business, providing through its subsidiaries voice services, data transmission, video, Internet access and services related to yellow pages directories. The Issuer will continue to focus on the fixed-line telecommunications business, including Internet access and data transmission, principally in Mexico.

Subject to the receipt of authorizations and the completion of legal formalities, the Spin-off will be implemented using a procedure under Mexican corporate law known as an escision or “split-up.” Pursuant to the Spin-off:

•	Telmex Internacional will be established as a new company;
•	Specified assets of the Issuer (including shares of specified subsidiaries) will be transferred to Telmex Internacional; and
•	Each holder of any class of shares of the Issuer will receive the same number of Telmex Internacional shares of the corresponding class.

Once the Spin-off has been completed, a majority of the outstanding voting equity securities of Telmex Internacional will be beneficially owned, directly or indirectly, by the Slim Family.

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 16 of 24

The Issuer will not be subject to Mexican income tax on the transfer of assets to Telmex Internacional in the Spin-off, subject to confirmation from the Mexican Ministry of Finance and Public Credit and provided that at least 51% of the aggregate issued and outstanding A and AA Shares of each of the Issuer and Telmex Internacional are not transferred for a period of two years after the Mexican tax authorities have been notified of the Spin-off. The Issuer intends to notify the tax authorities after the expiration of the 45-day statutory period following the registration and publication of the shareholders’ resolution approving the Spin-off, and CGT, a holder of more than 51% of the aggregate issued and outstanding A and AA Shares of the Issuer, has informed the Issuer that it will agree to a two-year restriction on transfer.

Item 5.	Interest in Securities of the Issuer.

(a)          The Reporting Persons have, as of December 28, 2007, the following interests in the A Shares and L Shares:

	A Shares(1)		L Shares(2)
	Number	% of Class	Number	% of Class
Carlos Slim Helú(3)	92,690,376	21.5%	9,120,463,580	60.15%
Carlos Slim Domit(4)	92,610,376	21.5%	9,120,279,844	60.15%
Marco Antonio Slim Domit(5)	92,610,376	21.5%	9,120,279,844	60.15%
Patrick Slim Domit(6)	92,610,376	21.5%	9,121,312,118	60.16%
María Soumaya Slim Domit(7)	92,610,376	21.5%	9,120,279,848	60.15%
Vanessa Paola Slim Domit(8)	92,610,376	21.5%	9,120,279,848	60.17%
Johanna Monique Slim Domit(9)	92,610,376	21.5%	9,121,639,102	60.16%
CGT(10)	91,994,660	21.4%	8,968,990,868	59.51%
GFI(11)	615,716	0.1%	151,272,712	1.00%
Telmex Trust(12)	49,600	0.0%	225,245,840	1.49%
Telnor Trust	—	—	4,770,000	0.03%
Fundación Telmex	—	—	44,138,700	0.29%
Fundación Carso	—	—	22,500,000	0.15%

(1)	Based upon 430,230,632 A Shares outstanding as of December 28, 2007, as reported by the Mexican Stock Exchange. Includes A Shares held in the form of A Share ADSs.
(2)

Based upon 10,830,699,356 L Shares outstanding as of December 28, 2007, as reported by the Mexican Stock Exchange. The total number of L Shares outstanding also includes L Shares held in the form of L Share ADSs. In addition, other than in the case of GFI, the Telmex Trust, the Telnor Trust, Fundación Telmex and Fundación Carso, L Share totals and percentages assume that all of the A Shares held by the Reporting Persons and 4,239,490,868 AA Shares held by CGT, which may be deemed to be beneficially owned by the Slim Family, have been converted into L Shares. In accordance with the restrictions set forth in Item 4 of the Schedule 13D filed by the Reporting Persons on February 20, 2004, the maximum number of AA Shares that could, as of the date hereof, be converted to L Shares is 4,239,490,868.

(3)

Includes 80,000 A Shares and 200,000 L Shares (assuming conversion of the 80,000 A Shares) owned directly by Carlos Slim Helú, as well as A Shares and L Shares beneficially owned through GFI and CGT by trusts for the benefit of the Slim Family (the “Family Shares”).

(4)	Includes 16,264 L Shares owned directly by Carlos Slim Domit, as well as the Family Shares.
(5)	Includes 16,264 L Shares owned directly by Marco Antonio Slim Domit, as well as the Family Shares.
(6)	Includes 1,048,538 L Shares owned directly by Patrick Slim Domit, as well as the Family Shares.
(7)	Includes 16,268 L Shares owned directly by María Soumaya Slim Domit, as well as the Family Shares.

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 17 of 24

(8)	Includes 3,116,268 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, as well as the Family Shares.
(9)	Includes 1,375,522 L Shares owned directly by Johanna Monique Slim Domit and her spouse, as well as the Family Shares.
(10)	Includes A Shares and L Shares owned directly by CGT, as well as A Shares and L Shares beneficially owned through its wholly-owned subsidiaries.
(11)

Includes A Shares and L Shares owned directly by GFI, as well as A Shares and L Shares beneficially owned through wholly-owned subsidiaries it controls or other entities that may be deemed to be controlled by the Slim Family.

(b)          Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, GFI and the Issuer, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares controlled by such persons (including those beneficially owned by the Telmex Trust, the Telnor Trust, Fundación Telmex and Fundación Carso). Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

(c)          All transactions in A Shares and L Shares effected by the Reporting Persons for the period beginning 60 days prior to the event which requires the filing of this statement are listed in Schedule I.

(d)          All A Shares and L Shares owned by trusts for the benefit of the Slim Family may be deemed to be beneficially owned by each member of the Slim Family that is a beneficiary of such trusts. Thus, beneficial ownership of A Shares and L Shares may be deemed to be shared by each member of the Slim Family. Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, GFI and the Issuer, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares controlled by such persons (including the Telmex Trust, the Telnor Trust, Fundación Telmex and Fundación Carso). Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, A Shares or L Shares owned by the Reporting Persons.

 (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CGT has entered into Forward Share Purchase Transactions pursuant to which it is obligated to buy L Shares (in the form of L Shares ADSs) from a counterparty on the terms specified below. The L Shares that are the subject of each contract listed below were sold to the counterparty at the inception of such contract, but for the purposes of this Statement are treated as beneficially owned by CGT. During the time that the shares are held by the counterparty, CGT pays interest to the counterparty on an amount equal to the total purchase price.

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 18 of 24

Counterparty	Expiration Date	Number of L Shares	Purchase Price per L Share	Interest Rate
Dresdner Bank A.G.	February 4, 2008	131,492,440	$.7605	LIBOR + 0.875%
Dresdner Bank A.G.	March 27, 2008	135,318,000	$.739	LIBOR + 0.875%
JP Morgan Chase Bank, N.A.	August 11, 2010	256,986,840	$.7785	LIBOR + 0.625%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	May 18, 2011	97,943,200	$1.0210	LIBOR + 0.250%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	May 18, 2011	181,323,680	$1.1030	LIBOR + 0.250%
Santander Central Hispano Benelux S.A. de N.V.	September 13, 2011	83,091,000	$1.2035	LIBOR + 0.20%
Wachovia Bank National Association	September 14, 2011	83,091,000	$1.2035	LIBOR + 0.25%
Santander Central Hispano Benelux S.A. de N.V.	October 17, 2011	74,019,260	$1.351	LIBOR + 0.20%
Santander Central Hispano Benelux S.A. de N.V.	December 7, 2011	149,031,300	$1.342	LIBOR + 0.20%
Santander Central Hispano Benelux S.A. de N.V.	December 19, 2011	144,613,160	$1.383	LIBOR + 0.20%
BNP Paribas, S.A.	December 19, 2011	71,864,900	$1.3915	LIBOR + 0.20%

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 19 of 24

BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	February 17, 2012	193,361,280	$1.551	LIBOR + 0.250%
Santander Central Hispano Benelux S.A. de N.V.	April 18, 2012	56,069,540	$1.7835	LIBOR + 0.20%
Santander Central Hispano Benelux S.A. de N.V.	May 14, 2012	54,127,200	$1.8475	LIBOR + 0.20%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	May 17, 2012	114,351,060	$1.7490	LIBOR + 0.25%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	August 17, 2012	121,175,420	$1.6505	LIBOR + 0.25%

Other than as disclosed herein and in Item 4 of this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7.	Material to be Filed as Exhibits

*The Powers of Attorney filed as exhibits to the Schedule 13D by the Telmex Trust, the Telnor Trust, Fundación Telmex and Fundación Carso with the Commission on February 20, 2004, by CGT on February 25, 2005, and by the Slim Family and GFI on November 23, 2005, are hereby incorporated by reference. The Joint Filing Agreement filed on November 23, 2005, is hereby incorporated by reference. The Trust Agreement (Original Spanish Version) and Trust Agreement (English Translation) filed as exhibits to the Schedule 13D filed by the Reporting Persons with the Commission on May 15, 2001, are hereby incorporated by reference.

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 20 of 24

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Carlos Slim Helú
__________________________
Carlos Slim Domit	By: /s/ Eduardo Valdés Acra
__________________________	Eduardo Valdés Acra Attorney-in-Fact January 10, 2008
Marco Antonio Slim Domit
__________________________
Patrick Slim Domit
__________________________
María Soumaya Slim Domit
__________________________
Vanessa Paola Slim Domit
__________________________
Johanna Monique Slim Domit
__________________________
CARSO GLOBAL TELECOM, S.A.B. DE C.V.
__________________________
By: Armando Ibañez Vazquez
Title: Attorney-in-Fact

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.
__________________________
By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 21 of 24

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0008
__________________________
By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0395
__________________________
By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

FUNDACIÓN TELMEX, A.C.
__________________________
By: Adolfo Cerezo
Title: Attorney-in-Fact

FUNDACIÓN CARSO, A.C.
__________________________
By: Armando Ibañez Vazquez
Title: Attorney-in-Fact

SCHEDULE I

For the period beginning 60 days prior to the event which requires the filing of this statement, the Reporting Persons set forth below effected the following transactions in L Shares on the Mexican Stock Exchange. The prices below reflect the price paid (in US$ based upon the Exchange Rate published by the Banco de México on the trade date) by the purchasers per L Share on the relevant trade date.

Reporting Person	Type of Transaction	Trade Date	Number of L Shares	Price Per L Share

GFI	Purchase	11/28/07	1,830,800	1.71
GFI	Purchase	11/28/07	50,000	1.73
GFI	Purchase	11/28/07	4,500	1.72
GFI	Purchase	11/28/07	61,600	1.72
GFI	Purchase	11/28/07	3,100	1.72
GFI	Purchase	11/28/07	50,000	1.72
GFI	Purchase	11/28/07	800	1.72
GFI	Purchase	11/28/07	300	1.72
GFI	Purchase	11/28/07	8,500	1.72
GFI	Purchase	11/28/07	16,000	1.72
GFI	Purchase	11/28/07	24,400	1.72
GFI	Purchase	11/28/07	50,000	1.72
GFI	Purchase	11/28/07	50,000	1.72
GFI	Purchase	11/28/07	50,000	1.72
GFI	Purchase	11/28/07	50,000	1.72
GFI	Purchase	11/28/07	50,000	1.72
GFI	Purchase	11/28/07	50,000	1.71
GFI	Purchase	11/28/07	50,000	1.71
GFI	Purchase	11/28/07	700	1.72
GFI	Purchase	11/28/07	49,300	1.72
GFI	Purchase	11/28/07	50,000	1.71
GFI	Purchase	11/28/07	50,000	1.71
GFI	Purchase	11/28/07	50,000	1.71
GFI	Purchase	11/28/07	23,300	1.71
GFI	Purchase	11/28/07	10,600	1.71
GFI	Purchase	11/28/07	16,100	1.71
GFI	Purchase	11/28/07	50,000	1.71
GFI	Purchase	11/28/07	23,400	1.71
GFI	Purchase	11/28/07	20,300	1.71
GFI	Purchase	11/28/07	27,500	1.71
GFI	Purchase	11/28/07	4,000	1.71
GFI	Purchase	11/28/07	4,000	1.71
GFI	Purchase	11/28/07	20,800	1.71
GFI	Purchase	11/28/07	18,500	1.71
GFI	Purchase	11/28/07	31,500	1.71

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 23 of 24

Reporting Person	Type of Transaction	Trade Date	Number of L Shares	Price Per L Share

GFI	Purchase	11/28/07	50,000	1.71
GFI	Purchase	11/28/07	20,200	1.71
GFI	Purchase	11/28/07	29,800	1.71
GFI	Purchase	11/28/07	50,000	1.71
GFI	Purchase	11/28/07	4,000	1.71
GFI	Purchase	11/28/07	4,000	1.71
GFI	Purchase	11/28/07	4,000	1.71
GFI	Purchase	11/28/07	10,000	1.71
GFI	Purchase	11/28/07	12,000	1.71
GFI	Purchase	11/28/07	66,000	1.71
GFI	Purchase	11/28/07	36,000	1.71
GFI	Purchase	11/28/07	5,000	1.71
GFI	Purchase	11/28/07	1,200	1.71
GFI	Purchase	11/28/07	7,300	1.71
GFI	Purchase	11/28/07	100,000	1.71
GFI	Purchase	11/28/07	100,000	1.72
GFI	Purchase	11/28/07	40,000	1.72
GFI	Purchase	11/28/07	10,500	1.72
GFI	Purchase	11/28/07	54,500	1.72
GFI	Purchase	11/28/07	45,500	1.72
GFI	Purchase	11/28/07	65,000	1.72
GFI	Purchase	11/28/07	35,000	1.72
GFI	Purchase	11/28/07	2,100	1.72
GFI	Purchase	11/28/07	19,500	1.72
GFI	Purchase	11/28/07	65,000	1.72
GFI	Purchase	11/28/07	20,100	1.72
GFI	Purchase	11/28/07	19,400	1.72
GFI	Purchase	11/28/07	100,000	1.72
GFI	Purchase	11/28/07	73,900	1.72
GFI	Purchase	11/28/07	19,400	1.72
GFI	Purchase	11/28/07	16,000	1.72
GFI	Purchase	11/28/07	2,900	1.72
GFI	Purchase	11/28/07	61,700	1.72
GFI	Purchase	11/29/07	100,000	1.78
GFI	Purchase	11/29/07	5,000	1.78
GFI	Purchase	11/29/07	100,000	1.78
GFI	Purchase	11/29/07	4,100	1.78
GFI	Purchase	11/29/07	4,000	1.78
GFI	Purchase	11/29/07	86,900	1.78
GFI	Purchase	11/29/07	100,000	1.78
GFI	Purchase	11/29/07	20,000	1.78

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 24 of 24

Reporting Person	Type of Transaction	Trade Date	Number of L Shares	Price Per L Share

GFI	Purchase	11/29/07	4,000	1.78
GFI	Purchase	11/29/07	76,000	1.78